Filed by BioCryst Pharmaceuticals, Inc. pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Idera Pharmaceuticals, Inc.

Commission File No. of Subject Company: 001-31918

Frequently Asked Questions

FAQs — Internal Use Only - Not for General Distribution

1.              What’s happening?  Idera and BioCryst have entered into a merger agreement that will result in combining the assets and strengths of both companies into a new biotech company focused on rare diseases.

2.              Who is BioCryst?

a.              Similar to Idera, BioCryst is a company with a ~30 year history.  BioCryst began as an antiviral company and over the last several years have focused on discovering and developing novel therapeutics for patients with rare diseases.

b.              Headquartered in Durham, NC, with discovery and related capabilities located in Birmingham AL.  There are approximately 80 employees between the two sites.

c.               BioCryst has an anti-viral flu treatment that generates cash in the form of royalties and US Government stockpiling revenues

d.              BioCryst’s lead candidate is BCX7353, a once-daily oral treatment for the prevention of hereditary angioedema attacks that has the potential to create a paradigm shift in patient care, which today is characterized by treatments only administrable by injection or infusion.  The Phase 3 clinical trial is expected to commence in the coming months, with commercialization targeted for 2H-2020.  Biocryst is also developing an oral solution of BCX7353 for the treatment HAE attacks

e.               Additional pipeline candidates include a 2nd generation oral HAE treatment and an ALK-2 inhibitor for treatment of Stoneman’s Disease (FOP — Fibrodysplasia Ossificans Progressiva), as well as discovery programs based on small-molecule, structure-guided drug design.

3.              Who is Idera?

a.              Similar to BioCryst, Idera is a company with ~30-year history of developing novel oligo-nucleotide-based therapeutics, focused over the last three years on treatments for patients with rare diseases, including rare cancers.

b.              Idera is based in Cambridge MA, where its discovery capabilities and other roles are located, as well as in the Philadelphia area (Exton PA).  There are approximately 65 employees between the two sites.

c.               Idera’s lead candidate is IMO-2125, an immuno-oncology compound for the treatment of PD-1 refractory melanoma, and potentially other rare cancers. A Phase 3 clinical trial is expected to commence at the end of Q1 and commercialization is targeted for 2021.

d.              Additional pipeline candidates include IMO-8400 in Phase 2 for dermatomyositis and an oligonucleotide chemistry engine with ability to target a variety of rare diseases.

4.              Why are we doing this deal? How does it benefit Idera? How does it benefit BioCryst?  The merger will result in a dynamic organization with a rare disease, patient centric culture and approach. Both companies have late stage development candidates targeted at rare diseases, as well as drug discovery technologies to deliver the next wave of drug candidates. The combined result is a robust and diversified pipeline with both the capital (and the ability to raise additional capital) and the drug development and commercialization experience to bring life altering therapies to patients who need them. The combined company will leverage the scientific, development, and commercial expertise from both companies to deliver treatments to patients.

5.              What are the terms of the deal?  Idera and BioCryst will both become wholly owned subsidiaries of a new holding company.  It will be a stock for stock transaction, meaning that shares of Idera and BioCryst, respectively, will be converted to shares in the new entity.   On a proforma, fully diluted basis, BioCryst stockholders will own 51.6 percent of the stock of the new holding company and Idera stockholders will own 48.4 percent.

6.              How long will it take the deal to close?  The deal is subject to approval by shareholders of both companies, as well as other customary conditions, and is expected to close in 2Q.

7.              Where will the new company be located?  The new company headquarters will be in Exton PA.  Over time, the company will move toward the thoughtful consolidation from 4 sites to 2, Exton and Birmingham. However, recognizing the critical importance of the combined company’s key programs and the colleagues in the Cambridge and Durham sites working on them, the consolidation timing will be measured. We expect to operate from all sites for a period of time following closing.  By the time the deal closes, we expect to have greater clarity on that timing.

8.              Who is leading the new organization?

a.              Idera CEO Vin Milano will be CEO of the new organization and will be on the board, while BioCryst Chairman of the Board Bob Ingram will become chairman of the board of NewCo and BioCryst CEO Jon Stonehouse will become a non-executive board member of NewCo.

b.              The NewCo board of directors will be comprised of equal representation from the current boards of directors from both companies and a ninth, independent director mutually selected.

c.               The executive team will be consolidated with further details TBD.

d.              In addition, Dan Soland will be joining the combined company as Chief Operating Officer, bringing his considerable commercialization and operational experience to the team, including the successful launch of Cinryze, the first ever approved treatment for the prevention of HAE attacks.

9.              Will we change our name? Why? To what?  The new company will have a new name to reflect the combined strategic focus. We will be working to determine that name between now and the close.

10.       Will BioCryst and Idera integrate or will they be maintained as independent business units?  The companies will be fully integrated.

11.       What happens between now and the time of closing?

a.              Both businesses will continue operating independently. However, we will begin working together on integration plans so we can hit the ground running after closing.

b.              In addition, it is essential that each company maintains their respective focus on their lead programs in the interim period, and beyond.

Idera

12.       Will there be continued presence in our Cambridge location?

a.              Over time, we expect the roles based in Cambridge to transition to Exton or (for Discovery roles) Birmingham to capitalize on the synergistic potential of the oligo and small molecule expertise of the combined research organizations.

b.              However, we have critical Phase 2/3 trial work underway as well as important institutional knowledge within our team, and we do not plan to disrupt this without a clear and transparent timeline. By the time the deal closes, we expect to have greater clarity on that timing.

13.       What about employees in Exton?  We don’t expect this transaction to result in significant impact to individual roles in Exton, though some responsibilities may change as the companies integrate.

14.       Will we continue our 2125, 8400, and discovery programs?

a.              There are no plans to eliminate these programs, as they each will contribute to the robust pipeline of the combined company. 2125 will be a cornerstone program within the combined company, and any decisions on 8400 are pending the Phase 2 data results.

b.              The rare disease SWAT team recommendations on portfolio projects are consistent with NewCo’s strategic intent and represent potential opportunities for synergy between the research organizations post-close.

c.               Final decision on IDRA-008 is pending the complete readout of all data, which is expected in the next few weeks.

15.       Are we still planning to do a reverse stock split?  Considering this planned transaction, we (IDERA) are not.

BioCryst

16.       Will there be continued presence in our Durham and Birmingham locations?

a.              Birmingham will be maintained as the Discovery hub for ongoing BioCryst work, as well as related roles currently located there. Eventually, we expect Idera’s discovery work to transition to Birmingham as well, to capitalize on the synergistic potential of the oligo and small molecule expertise of the combined research organizations.

b.              Over time, we expect the roles based in Durham to transition to Exton.  However, the team working on the HAE clinical program in Durham is critical to that program, and we do not plan to disrupt that core team while the Phase 3 trial is underway.  By the time the deal closes, we expect to have greater clarity on transition timing.

17.       Will we continue our acute HAE, 2nd gen HAE, Stoneman’s disease (FOP), and other rare disease programs?   There are no plans to change or eliminate these programs, all of which will contribute to the robust pipeline of the combined company.

Integration

18.       When will the site consolidation occur?  The specific timing is TBD but our objective is to minimize disruption to the important work being done by people in those locations.  By the time the deal closes, we expect to have a firm timeline on site consolidation to Exton and Birmingham.

19.       When will I know the impact on my role?

a.              We aim to begin working through those details soon, and to have as many as possible of the answers on role impact understood by the time the deal closes.

b.              Our goal is to treat everyone fairly and to communicate transparently throughout this process.

20.       Will I be given the opportunity to move from Durham/Cambridge to Exton or Birmingham?  If your role and capabilities are needed in the combined organization, you will have the option to relocate and be offered a relocation package to support your move. Both companies have strong, committed employees whom we’d be privileged to have remain with the company.

21.       Will NewCo provide relocation assistance?  Yes, a robust relocation package including location visit, home buying/selling assistance, movement of goods, etc, will be provided to anyone relocating to Exton or Birmingham.

22.       What if I don’t want to / can’t move and it’s required for my role?  Unfortunately, your role will eventually need to be hired into the final location, and you will be eligible for a severance package. However, our priority will be to ensure there is no disruption to our key programs and integration efforts. By the time the deal closes, we expect to have greater clarity on the timing of individual impact.

23.       What will severance look like?  Anyone whose job is impacted by the integration (role eliminated or not able to relocate) will have at least 3 months’ notice of the effective date of those job changes and be eligible for a severance package. Your severance will be based on your tenure, with a minimum of 16 weeks’ severance plus 4 more weeks for each year of service beyond 3, and an additional multiplier for employees aged 50+, up to a maximum of 18 months’ base+bonus. The company will also continue to provide your health benefits during your severance period, as well as provide outplacement assistance. This severance plan will remain in place for 2 years following closing of the transaction.

24.       If I can’t / don’t want to move and I receive an external job offer, will I still receive severance? You will need to stay with the company until the end date specified by the company to be eligible for severance.

25.       What if I move to Exton or Birmingham, but I later lose my job with NewCo?  If, within 2 years of relocation to Exton/Birmingham, your role is involuntarily terminated for reasons other than cause, you will be offered return relocation assistance to assist you in moving back to your original location, if you wish to do so. You will also be offered severance.

26.       What will happen to my options and shares?

a.              Your shares and options will be converted to shares/options in NewCo.  Each share of BioCryst stock will convert to 0.50 shares of NewCo, and to the strike price of options will be adjusted accordingly.   Each share of Idera stock will convert to 0.20 shares of NewCo, and the strike price of options will be adjusted accordingly.

b.              In addition, all your outstanding options will vest in full effective with the deal closure.(1) If your role is impacted by the transaction, you will also have an extended period of three years following termination of employment to exercise the grants, rather than the normal 90 days (but not beyond the original term of the option).

c.               In addition, we anticipate providing employees with new equity awards in NewCo to allow participation in the future success of the combined company.

27.       What will happen with my benefits (health, 401k, vacation)?  There will be no immediate changes effective with the close of the transaction.  The integration work will include planning for the harmonization of all benefits and employee policies under NewCo. Idera and BioCryst have similar renewal time frames and similar offerings for core health benefits.

28.       What will happen with our ESPP?

a.              ESPP offering periods that are in effect at close will terminate soon before close, and you will receive shares at the normal 15% discount to opening / closing stock prices.  Those shares will convert into NewCo shares at closing.

(1)  Accelerated vesting at close does not apply to Idera Leadership Team, as they are parties to agreements that provide for “double-trigger” vesting upon a qualifying termination in connection with the transaction.

b.              ESPP is an important employee benefit.  The integration work will include design of a new program for NewCo with similar parameters.

29.       What will happen with our annual bonus plan?  Idera and BioCryst bonus plan designs are different, so the integration work will include aligning on an annual bonus plan design for the NewCo which may or may not be different than what we have now.  However, we will have a bonus program and your target percentage will not change for 2018.  As today, you can expect that both company and individual performance will continue to factor into your final bonus determination.

30.       I have a repayment agreement with the company; will I owe that back if I don’t stay with the company?  If your position is impacted by the transition, your repayment agreement will be forgiven.

31.       I am a rehire; how will my severance be calculated?  Your total years of service will be used to determine your tenure for purposes of the severance calculation.

Additional Information and Where to Find It

In connection with the proposed merger, Idera and BioCryst plan to file with the SEC and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus regarding the proposed transaction. BEFORE MAKING ANY VOTING DECISION, IDERA’S AND BIOCRYST’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF IDERA AND BIOCRYST WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Idera and BioCryst, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.  Idera and BioCryst make available free of charge at www.iderapharma.com and www.biocryst.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Idera, BioCryst and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Idera and BioCryst in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Idera’s directors and officers in Idera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on March 15, 2017, and its definitive proxy statement for the 2017 annual meeting of stockholders, which was filed with the SEC on April 28, 2017. Security holders may obtain information regarding the names, affiliations and interests of BioCryst’s directors and officers in BioCryst’s Annual Report on Form

10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on February 27, 2017, and its definitive proxy statement for the 2017 annual meeting of stockholders, which was filed with the SEC on April 12, 2017. To the extent the holdings of Idera securities by Idera’s directors and executive officers or the holdings of BioCryst securities by BioCryst’s directors and executive officers have changed since the amounts set forth in Idera’s or BioCryst’s respective proxy statement for its 2017 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Idera’s website at www.iderapharma.com and BioCryst’s website at www.biocryst.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities law.  Such statements are based upon current plans, estimates and expectations that are subject to various risks and uncertainties. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “target,” “contemplate,” “estimate,” “predict,” “potential” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the merger; the ability of the parties to complete the merger considering the various closing conditions; the expected benefits of the merger, such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Idera’s and BioCryst’s plans, estimates or expectations could include, but are not limited to: (i) Idera or BioCryst may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Idera or BioCryst to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Idera or BioCryst does business, or on Idera’s or BioCryst’s operating results and business generally; (v) Idera’s or BioCryst’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Idera or BioCryst may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Idera or BioCryst may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, competitive and technological changes; (xiii) risks relating to the value of the new holding company shares to be issued in the merger; (xiv) expectations for future clinical trials, the timing and potential outcomes of clinical studies and interactions with regulatory authorities; and (xv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Idera and BioCryst are set forth in their respective filings with the SEC, including each of Idera’s and BioCryst’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Idera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 under the heading “Risk Factors” and Item 1A of BioCryst’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 under the heading “Risk Factors.” The risks and uncertainties described above and in Idera’s most recent Annual Report on Form 10-K and BioCryst’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Idera and BioCryst and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Idera and BioCryst file from time to time with the SEC. The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Idera and BioCryst assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.